*
P R O S P E C T U S
1,378,037 Shares
Cypros Pharmaceutical Corporation
Common Stock
                 ______________________________

This Prospectus relates to 1,378,037 shares (the "Shares") of Common Stock, no par value per share (the "Common Stock"), of Cypros Pharmaceutical Corporation (the "Company"). The Shares may be offered by shareholders of the Company (the "Selling Shareholders") from time to time, as market conditions permit on the Nasdaq National Market System, or otherwise, through ordinary brokerage transactions, in negotiated transactions, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through broker-dealers, and all such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). See "Selling Shareholders" and "Plan of Distribution."

None of the proceeds from the sale of the Shares by the Selling Shareholders will be received by the Company. The Company has agreed to bear certain expenses (other than fees and expenses, if any, of counsel or other advisors to the Selling Shareholders in connection with the registration and sale of the Shares being offered by the Selling Shareholders). The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended.

[The Common Stock of the Company is traded on the NASDAQ National
Market  System under the symbol "CYPR."  On September  10,  1997, the  last  sale price for the Common Stock as reported by  NASDAQ was $4.125 per share.]
______________________________

The Common Stock offered hereby involves a high degree of risk.
See "Risk Factors" beginning on page 3.
______________________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

[The date of this Prospectus is September 11, 1997]

The information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

THE COMPANY

Cypros Pharmaceutical Corporation (the "Company") was founded in California in 1990 and is engaged in the development and marketing of drug products for the hospital market. It is currently marketing three injectable products and is developing two small molecule therapeutic drugs, CPC-111 and CPC-211, for the treatment of disorders, such as stroke, traumatic head injury, congestive heart failure, cardiac surgery, and sickle cell crisis, all of which are characterized by ischemia (impaired blood flow), which interrupts the delivery of both glucose and oxygen to tissue. The Company's executive offices are located at 2714 Loker Avenue West, Carlsbad, California 92008, and its telephone number is (760) 929-9500.

RISK FACTORS

Except for the historical information contained herein, the discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the following risk factors as well as those discussed elsewhere in this Prospectus and any documents incorporated herein by reference.

The following factors, in addition to those discussed elsewhere in this Prospectus, or incorporated herein by reference, should be carefully considered in evaluating the Company and its business.

Continuing Operating Losses

The Company reported a net loss of $1,471,014 or $0.12 per share for the quarter ended April 30, 1997, compared to a loss of $787,419 or $0.07 per share for the prior-year period and a net loss of $5,247,711 or $0.44 per share for the nine months ended April 30, 1997, compared to a loss of $2,168,359 or $0.19 per share for the prior-year period. The Company expects that it will continue to incur operating losses as it increases expenditures for clinical testing, Investigational New Drug Application and New Drug Application filings and other regulatory activities, U.S. patent prosecution, and product acquisition and sales and marketing activities. To achieve profitable operations, the Company, alone or with others, must successfully develop, obtain regulatory approval for, introduce, acquire, market and sell additional products. There can be no assurance that the Company's product acquisition and development efforts will result in additional products, that required regulatory approvals will be obtained with respect to all or any of its products now under development or that any of these products will be commercially successful.

Significant Capital Requirements; Need for Additional Financing

The development and commercialization of drugs requires the commitment of significant capital expenditures. The Company believes that existing capital resources and the cash flow from its recently-acquired products will allow it to maintain its current and planned operations for at least two years. In addition to funds provided from exercises of its currently outstanding Redeemable Class B Warrants (the "Warrants"), the Company is seeking to obtain additional funds through public or private equity financings, collaborative or other arrangements with corporate partners or from other sources. There can be no assurance  that  such additional financing  can  be  obtained  on desirable terms or at all. If additional funds are not available, the Company may be required to curtail significantly or eliminate one or more of its research, discovery or development programs or obtain funds through arrangements which may require the Company to relinquish rights to certain of its products.

Uncertainties Associated with Regulatory Approval

A marketed drug, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections, and later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturers, including a withdrawal of the product from the market. Failure to comply with the applicable regulatory requirements can, among other things, result in fines, suspensions of regulatory approvals, product recalls, operating restrictions and criminal prosecution. Further, additional government regulation may be established which could suspend or revoke regulatory approval of the Company's products.

Unproven Products

In addition to its three approved drugs, the Company has other products in various stages of development which are subject to the risks inherent in drug development, including unforeseen problems, delays, expenses and complications frequently encountered with the early phases of research, development and commercialization of products, the dependence on and attempts to apply new and rapidly changing technology and the competitive environment of the pharmaceutical industry. Many of these factors may be beyond the Company's control, such as unanticipated development requirements, testing, regulatory compliance and manufacturing, production, and marketing problems and expenses. The Company does not anticipate being able to complete the development of its proposed products for a number of years, if at all. All of the Company's drugs are subject to extensive regulation and those in development will require approval from the U.S. Food and Drug Administration (the "FDA") and other regulatory agencies prior to commercial sales. The Company may not complete the testing and regulatory approval process for any of its products in development in the foreseeable future and, accordingly, is unable to predict whether they will be commercially successful. Further, there can be no assurance that the Company's drugs under development will attain acceptance by providers, payors or patients.

Patents, Proprietary Technology and Licenses

The Company's success is dependent in large measure upon its ability to obtain patent protection for its drugs, maintain confidentiality of its trade secrets and know-how and operate without infringing upon the proprietary rights of third parties. The Company has licensed rights to five U.S. patents from the holders of the patents on CPC-111 and CPC-211, but each of these licenses may be terminated in the event that the Company fails to achieve certain milestones or accomplish certain other contractual obligations. Upon any such termination, all of the Company's rights would revert to the licensor. The termination of the license covering CPC-111 or CPC-211 would have a material adverse effect on the Company and would cause the Company to focus its efforts on its remaining drug development programs which are not as far advanced. There can be no assurance that the Company will maintain the licenses in effect through the successful development and commercialization of these drugs.

The U.S. patent position of pharmaceutical companies involves many complex legal and technical issues and has recently been the subject of much litigation. There is no clear policy establishing the breadth of claims or the degree of protection afforded under such patents. As a result, there can be no assurance that any of the U.S. patent applications will be approved, except where claims under an application have already been examined and allowed, nor that the Company will develop additional proprietary products that are patentable. There can be no assurance that any U.S. patents issued to the Company or its licensors will provide the Company with any competitive advantages or will not be challenged by any third parties or that patents issued to others will not have an adverse effect on the ability of the Company to conduct its business.

Furthermore, because patent applications in the United States are maintained in secrecy until issue, and because publication of discoveries in the scientific and patent literature often lag behind actual discoveries, the Company cannot be certain that it was the first chronologically to make the inventions covered by each of its pending patent applications or that it was the first to file patent applications for such inventions. In the event that a third party has also filed a patent application for any of its inventions, the Company may have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine priority of the invention, which could result in substantial cost to the Company, even if the eventual outcome is favorable to the Company. In addition, there can be no assurance that the Company's patents, including those of the licensors above, would be held valid by a court of law of competent jurisdiction. If patents are issued to other companies that contain competitive or conflicting claims which ultimately may be determined to be valid, there can be no assurance that the Company would be able to obtain a license to any of these U.S. patents.

Under Title 35 of the United States Code, as amended by the General Agreement on Tariffs and Trade implementing the Uruguay Round Agreement Act of 1994 ("GATT"), patents that issue from patent applications filed prior to June 8, 1995 will have a 17-year period of enforceability as measured from the date of patent issue, while those that issue from applications filed on or after June 8, 1995 will have a 20-year period of enforceability as measured from the date the patent application was filed or the first claimed priority date, whichever is earlier. Patents that issue from applications filed on or after June 8, 1995 may be extended under the term extension provisions of GATT for a period up to five years to compensate for any period of enforceability lost due to interference proceedings, government secrecy orders or appeals to the Board of Patent Appeals or the Federal Circuit.

Under the Drug Price Competition and Patent Term Restoration Act of 1984, including amendments implemented under GATT (the "Patent Term Restoration Act"), the period of enforceability of a first or basic product patent or use patent covering a drug may be extended for up to five years to compensate the patent holder for the time required for FDA regulatory review of the product. This law also establishes a period of time following FDA approval of certain drug applications during which the FDA may not accept or approve applications for similar or identical drugs from other sponsors. Any extension under the Patent Term Restoration Act and any extension under GATT are cumulative. There can be no assurance that the Company will be able to take advantage of such patent term extensions or marketing exclusivity provisions of these laws. While the Company cannot predict the effect that such changes will have on its business, the adoption of such changes could have a material adverse effect on the Company's ability to protect its proprietary information and sustain the commercial viability of its products. Furthermore, the possibility of shorter terms of patent protection, combined with the lengthy FDA review process and possibility of extensive delays in such process, could effectively further reduce the term during which a marketed product could be protected by patents.

The Company also relies on trade secrets and proprietary know-how. The Company has been and will continue to be required to disclose its trade secrets and proprietary know-how not only to employees and consultants, but also to potential corporate partners, collaborators and contract manufacturers. Although the Company seeks to protect its trade secrets and proprietary know-how, in part by entering into confidentiality agreements with such persons or organizations, there can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or be independently discovered by competitors.

Dependence on Others for Manufacture

The Company currently does not have any capability to manufacture products under current good manufacturing practices ("cGMP") as required by the FDA. It relies on third parties to manufacture and formulate Ethamolinr, Glofil and Inulin and to manufacture and formulate CPC-111 and CPC-211, its two drug candidates currently in clinical trials. Although the Company believes that it will be able to contract with alternative suppliers for its products if its current suppliers are unable to supply the Company with its needs for bulk and formulated drugs, there can be no assurance that this will be the case or that the need to contract with additional suppliers will not delay the Company's ability to have its products manufactured. There can be no assurance that these manufacturers will meet either the Company's requirements for quality, quantity and timeliness or the FDA's cGMP requirements or that the Company would be able to find a substitute manufacturer for any of its products in the future. In the event that the Company is unable to obtain or retain contract manufacturers that can manufacture its products under cGMP requirements, or to obtain manufacturing on commercially acceptable terms, it may not be able to commercialize its products as planned.

Potential Claims

Certain  members  of  the  Company's  Scientific  Advisory  Board
("SAB") and certain Scientific Advisors who have developed technology used for the Company's products are employees of universities, research hospitals or other institutions. The Company believes that such institutions have no claim to any of the Company's inventions, technology or products. While no claim has been asserted by any such institution, there can be no assurance that such institutions will not assert claims to any or all of such inventions, technology or products or that, if any such institution does assert such rights, the Company, if it so desires, will be able to acquire the rights thereto from such institution at a commercially practical cost or at all.

Government Regulation

The Company's development, manufacture and sale of drug products are subject to extensive and rigorous regulation by federal, state, local and foreign governmental authorities. In particular, products for human health are subject to substantial preclinical and clinical testing and other approval requirements by the FDA and comparable foreign regulatory authorities. The process for obtaining the required regulatory approvals from the FDA and other regulatory authorities takes many years and is very expensive. There can be no assurance that any drug developed by the Company will prove to meet all of the applicable standards to receive marketing approval. There can be no assurance that any such approvals will be granted on a timely basis, if at all. Delays in and costs of obtaining these approvals could adversely affect the Company's ability to commercialize its drugs and to generate significant sales revenues. If regulatory approval of a drug is obtained, such approval may involve restrictions and limitations on the use of the drug.

Other conditions for an approval are based on the drug's manufacture and the quality control procedures in place, such as cGMP. Failure to insure compliance with cGMP requirements could result in delay or termination of clinical trials or withdrawal of an approval. Following market approval, the drug will continue to be subject to compliance with applicable federal, state, local and foreign laws and regulations. There can be no assurance that the FDA will grant approval of any of the Company's drugs in a timely manner or at all.

Governmental Reforms

Health care reform is an area of increasing national and international attention and a priority of many elected officials in the United States. Several proposals to modify the current health care system in the United States to improve access and control costs are currently being considered by federal and state governments. It is uncertain what legislation, if any, will be adopted or what actions governmental or private payors for health care goods and services may take in response to proposed or actual legislation in the United States. The Company cannot predict the outcome of health care reform proposals or the effect such reforms may have on its business.

Clinical Trial and Product Liability Claims and Uninsured Risks

The Company may be exposed to liability resulting from the conduct of its clinical trials or the commercial use of its drugs. Such liability might result from claims made directly by patients, hospitals, clinics or other consumers or by pharmaceutical companies or others manufacturing such drugs on behalf of the Company. The Company currently has clinical trial and product liability insurance, but there can be no assurance that it will be adequate to protect the Company against liability.

Competition and Technological Change

The products that the Company is marketing and the drugs that the Company is developing may compete for market share with alternate therapies. A number of companies are pursuing the development of novel pharmaceuticals which target the same diseases as the Company is targeting. Many of these competitors have substantially greater capital resources, research and development staffs and facilities than the Company. They may develop and introduce products and processes competitive with those of the
Company. They represent significant long-term competition for the Company. For certain of the Company's drugs, an important factor in competition may be the timing of market introduction of these competitive products. This timing will be based on the effectiveness with which the Company or the competition can complete clinical trials and approval processes and supply quantities of these products to market. Competition among products approved for sale will be based on, among other things, efficacy, safety, reliability, price, marketing capability and patent position.

The pharmaceutical industry has undergone rapid and significant technological changes. The Company expects that the technologies associated with its research and development will continue to develop rapidly. There can be no assurance that the Company will be able to establish itself in such fields or, if established, that it will be able to maintain a competitive position. Further, there can be no assurance that the development by others of new or improved processes or products will not make the Company's products and processes, if any, less competitive or obsolete.

Dependence on Key Personnel

The Company's success also depends in large part on its ability to attract and retain other qualified scientific and management personnel. The Company faces competition for such persons from other companies, academic institutions, government entities and other organizations. There can be no assurance that the Company will be successful in recruiting or retaining personnel of the requisite caliber or in adequate numbers to enable it to conduct its business as proposed. Furthermore, the Company's expected expansion into activities requiring additional expertise in manufacturing, sales and marketing will place increased demands on the Company's resources and management skills.

Limited Sales and Marketing Capability

The commercialization of products such as the Company's drugs is an expensive and time-consuming enterprise. The Company now has five sales representatives for Ethamolinr, Glofil and Inulin and intends to hire additional sales representatives as sales of those products increase and/or other products are acquired by the Company. To market any of its drugs directly, the Company expects to develop a marketing and sales force with technical expertise and supporting distribution capability. The Company believes that it will be able to serve the hospital market in North America do so with a 50 to 100 person sales and marketing staff. since its drugs will be sold primarily to and administered in acute care facilities rather than sold directly to physicians' offices or retail drug stores. There can be no assurance that the Company will be able to establish successfully sales and distribution capabilities or be successful in gaining market acceptance for its drugs or to obtain the assistance of any other pharmaceutical company in these efforts if it should seek assistance.

Reimbursement

In both domestic and foreign markets, sales of the Company's products will be dependent in part on the availability of reimbursement from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the prices charged for medical products and services. There can be no assurance that the Company's products will be considered cost-effective, that reimbursement will be available or, if available, that the payor's reimbursement policies will not adversely affect the Company's ability to sell its products profitably.

Outstanding Warrants and Options

There are currently outstanding 4,673,512 Class B Warrants. Additional shares of Common Stock are issuable as follows: (i) 1,256,936 shares of Common Stock are reserved for issuance pursuant to outstanding options under the Company's 1992 Stock Option Plan and (ii) 181,500 shares are reserved for issuance pursuant to outstanding options under the Company's 1993 Non-Employee Directors' Stock Option Plan. Holders of warrants and options are likely to exercise them when, in all likelihood, the Company could obtain additional capital on terms more favorable than those provided by the warrants and options. Further, while the warrants and options are outstanding, they may adversely affect the terms on which the Company could obtain additional capital.

Potential Volatility of Stock Price

There has been significant volatility in the market price of securities of biomedical companies in general. Announcements of technological innovations or new commercial products by the Company or its competitors, developments concerning proprietary rights, clinical trial results, government policy or regulation, relations with licensors or other corporate partners, general market conditions or public concern as to the safety of biomedical products and period to period fluctuations in revenues and financial results may have a significant impact on the Company's business and on the market price of the Company's securities.

Dividends Not Likely

The Company has not paid any cash dividends on its Common Stock. For the foreseeable future it is anticipated that earnings, if any, which may be generated from the Company's operations will be used to finance the growth of the Company and that cash dividends will not be paid to holders of Common Stock.

SELLING SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of Common Stock of the Selling Shareholders as of September 5, 1997 and as adjusted to give effect to the sale of the Shares offered hereby. The Shares are being registered to permit public secondary trading of the Shares, and the Selling Shareholders may offer the Shares for resale from time to time. See "Plan of Distribution."

Name and         Number of Shares    Number of      Beneficial
Address          Beneficially        Shares Being   Ownership
of Selling       Owned Prior         Offered        After
Shareholders     to Offering                        Offering

                                               Shares   Percent

Cameron Capital   1,328,037(1)        1,328,037     0       *
Ltd.
10 Cavendish Road
Hamilton HM 19,
Bermuda

Fahnestock & Co.     50,000(2)           50,000      0      *
Inc.
110 Wall Street
New York, NY 10005

_________
  *    Less than one percent.

(1) On July 31, 1996, Cameron Capital, Ltd. ("Cameron") purchased a mandatorily convertible note from the Company in the principal amount of $5,000,000 with a maturity of July 31, 1999 (the "Note"). The principal amount of the Note (or portions thereof in minimum amounts of $100,000) became convertible on January 31, 1997, and the remaining principal amount of the Note will be automatically converted (if not converted in full before then) on July 31, 1999. The conversion rate is not fixed. Rather, when converted, the principal amount being converted will convert at a discount from the 10-day average of the closing bid prices for the Company's Common Stock preceding the conversion date, ranging from 15% on January 31, 1997 to 25% on July 31, 1997 and thereafter. The Note further provides that the maximum permissible conversion price of the Note is $8.00 per share and prohibits Cameron from converting principal amounts of the Note into Common Stock if such conversion would result in Cameron owning at any one time more than 5.0% of the Company's outstanding shares of Common Stock.

As of the date of this prospectus, Cameron has converted $3,087,000 of the principal amount of the Note into 700,000 shares of Common Stock of Cypros. All of these shares have been re-sold in either negotiated or ordinary brokerage transactions pursuant to a previously filed registration statement (No. 333-17501) and Cameron currently owns no shares of Common Stock. For SEC purposes, the number of shares listed above as beneficially owned by Cameron reflects ownership by Cameron of the 700,000 shares of Common Stock acquired upon conversion of $3,087,000 of the principal amount of the Note (prior to the subsequent resale by Cameron) and assumes conversion of the remaining $1,913,000 in principal amount based on a 25% discount from a 10-day average closing bid price of $4.0625 per share. However, the filing of this registration statement is not intended to reflect any obligation of Cameron to convert all or any portion of the Note immediately.

(2) Shares issuable upon exercise of a warrant issued to Fahnestock & Co. Inc. in consideration of financial consulting advice provided to the Company from time to time relating to potential strategic alliances, licenses, mergers and acquisitions. The warrant has an exercise price of $6.26 per share and expires January 31, 2001.

PLAN OF DISTRIBUTION

The Company has been advised that the Selling Shareholders may sell Shares from time to time, as market conditions permit on the Nasdaq National Market System, or otherwise, through ordinary brokerage transactions, in negotiated transactions, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through broker-dealers, and all such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The aforementioned methods of sale may not be all-inclusive.

Any broker-dealer acquiring the Shares in the over-the-counter market from the holder may sell the Shares either directly, in its normal market-making activities, through or to other brokers on a principal or agency basis or to its customers. Any such sales may be at prices then prevailing in the over-the-counter market, at prices related to such prevailing market prices or at negotiated prices to its customers or a combination of such methods. The Selling Shareholders and any broker-dealers that act in connection with the sale of Shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act; any commissions received by them and profits on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. Any such commissions, as well as other expenses of the Selling Shareholders and applicable transfer taxes, are payable by such parties, as the case may be.

The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended.

LEGAL MATTERS

The validity of the shares of Common Stock offered hereby have been passed upon for the Company by Cooley Godward LLP, 4365 Executive Drive, San Diego, California 92121. As of the date of this Prospectus, a partner of Cooley Godward LLP holds 45,625 shares of Common Stock and options to purchase 37,500 shares of Common Stock.

EXPERTS

The financial statements of Cypros Pharmaceutical Corporation included in Cypros Pharmaceutical Corporation's Annual Report (Form 10-K and Forms 10-K/A) for the year ended July 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's following Regional Offices: Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission also maintains a site on the World Wide Web where copies of such materials may be obtained. The address for such site is http://www.sec.gov.

The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto, which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Company's Annual Reports on Form 10-K and Forms 10-K/A for the fiscal year ended July 31, 1996, the Company's Form 8-K dated September 20,1996, the Company's Form 8-K dated November 4, 1996, the Company's Form 8-K/A dated January 16, 1997, the Company's Form 10-Q and Form 10-Q/A for the quarter ended October 31, 1996, the Company's Form 10-Q and Form 10-Q/A for the quarter ended January 31, 1997, the Company's Form 10-Q and Form 10-Q/A for the quarter ended April 30, 1997, the Company's proxy statement for the 1997 Annual Meeting of Shareholders filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Company's Registration Statement on Form 8-A dated October 23, 1992 filed with the Securities and Exchange Commission (the "Commission") are hereby incorporated by reference in this Prospectus except as superseded or modified herein. Additionally, the description of the Common Stock which is contained in the Registration Statement on Form S-1 (No. 33-51682), effective November 3, 1992, as filed with the Commission under the Act, including any amendment or reports filed for the purpose of updating such description, is hereby incorporated by reference into this Prospectus and shall be deemed to be a part hereof. All documents filed with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering and all amendments to the documents incorporated by reference in this Prospectus shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Such requests should be directed to the Vice President and Chief Financial Officer of the Company at the Company's principal executive offices at 2714 Loker Avenue West, Carlsbad, California 92008.

No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained or incorporated by reference in this Prospectus, and any information or representation not contained or incorporated herein must not be relied upon as having been authorized by the Company or the Selling Shareholders. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, by any person in any jurisdiction in which it is unlawful for such person to make such offer or solicitation. Neither the delivery of this Prospectus at any time nor any sale made hereunder shall, under any circumstances, imply that the information herein is correct as of any date subsequent to the date hereof.